UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sevin, L.J.
   c/o Sevin Rosen Fund III L.P.
   Two Galleria Tower
   13455 Noel Road, Suite 1670, LB5
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Benchmarq Microelectronics, Inc.
   ("BMRQ")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |07/25/|J(1)| |2,154             |A  |           |634,481            |D(1)  |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |07/25/|    | |                  |   |           |60,639             |I     |By The L.J. Sevin Benevolen|
                           |97    |    | |                  |   |           |                   |      |t Fund(2)                  |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Acquired by the Reporting Person pursuant to a distribution by Sevin Rosen Fund III L.P. to its partners and a subsequent distribution by SRB Associates III L.P., the general partner of Sevin Rosen Fund III L.P., to its partners.
The Reporting Person is a limited partner of Sevin Rosen Fund III L.P. and a limited partner of SRB Associates III L.P.
(2) Stock held of record by the L.J. Sevin Benevolent Fund (the "Fund"). The Reporting Person, as trustee of the
Fund, may be deemed to be a beneficial owner of the shares of stock held of record by the Fund. The Reporting
Person disclaims beneficial ownership of the shares of stock held of record by the Fund.
SIGNATURE OF REPORTING PERSON
/s/ ohn V. Jaggers, Attorney-in-Fact
DATE
August 11, 1997